UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission file number: 001-38309

AGM GROUP HOLDINGS INC.

(Exact name of registrant as specified in its charter)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+852 975-02047 – telephone

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

EXPLANTORY NOTE

This Amendment No.1 to the Company’s Report on Form 6-K, originally furnished to the Securities and Exchange Commission on September 23, 2025 (the “Form 6-K”), is being furnished to include a letter agreement dated October 1, 2025, by and between the Company and the Investor (the “Letter Agreement”), which amended certain terms of the Securities Purchase Agreement and the Prepaid Advance, both dated September 22, 2025 as previously disclosed.

Pursuant to the Letter Agreement, the subscription price under the First Tranche Advance shall not be lower than a specified floor price, and in the event the applicable subscription price would otherwise be below such floor price, the Company will issue shares at the floor price and pay the Investor the resulting economic difference in cash, calculated as set forth in the Letter Agreement. The Letter Agreement further provides that substantially similar provisions will apply to subsequent Advances under the Securities Purchase Agreement.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of or exhibit to the Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed.

For purposes of this Form 6-K/A, all capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Form 6-K, including its exhibits. A copy of the Letter Agreement is filed as Exhibit 10.1 to this Form 6-K/A and is incorporated herein by reference.

Safe Harbor Statements

This report contains statements that may constitute “forward-looking” statements pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements regarding the expected use of proceeds, the Company’s financing arrangements, the Company’s ability to satisfy conditions to future closings, and the Company’s future plans and strategies. Words such as “may,” “will,” “expects,” “plans,” “intends,” “believes,” “estimates,” “anticipates,” “targets,” and similar expressions are intended to identify such forward-looking statements. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results may differ materially from those expressed or implied in the forward-looking statements. Additional information regarding these and other risks is included in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this report, except as required by law.

EXHIBITS

Exhibit No.	Description
10.1	Form of Letter Agreement

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGM Group Holdings Inc.

By:	/s/ Bo Zhu
Name:	Bo Zhu
Title:	Chief Executive Officer

Date: October 1, 2025

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